Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
		Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings:
Income (Loss) from Continuing Operations Before Income Taxes and Adjustment for Income (Loss) from Equity Investees	$(194,641)	$443,905	$(110,047)	$(300,062)	$828,369	$(351,406)
(Income) Loss from Equity Investees	(1,171)	188	(10)	—	—	—

Income (Loss) from Continuing Operations Before Income Taxes but After Adjustment for (Income) Loss from Equity Investees	(195,812)	444,093	(110,057)	(300,062)	828,369	(351,406)
Fixed Charges	279,478	261,976	194,733	93,280	95,613	39,535
Distributed Income of Equity Investees	1,265	900	854	—	—	—
Capitalized Interest	(1,535)	(1,868)	(884)	(324)	(875)	(478)

Total Earnings Available for Fixed Charges	$83,396	$705,101	$84,646	$(207,106)	$923,107	$(312,349)

Fixed Charges:
Interest and Debt Expenses	$277,606	$259,725	$193,510	$92,701	$94,517	$38,974
Capitalized Interest	1,535	1,868	884	324	875	478
Interest Portion of Rental Expense	337	383	339	255	221	83

Total Fixed Charges	$279,478	$261,976	$194,733	$93,280	$95,613	$39,535

Ratio of Earnings to Fixed Charges	— (1)	2.69	— (1)	— (1)	9.65	— (1)

(1)	Earnings for the nine months ended September 30, 2012, and for the years ended December 31, 2010, 2009 and 2007 were insufficient to cover fixed charges by approximately $196 million, $110 million, $300 million and $352 million, respectively, primarily due to non-cash losses of approximately $270 million, $232 million, $591 million and $383 million, respectively, associated with changes in mark-to-market values related to oil and natural gas derivatives.